

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via E-mail</u>
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
955 Hartman Run Road
Morgantown, WV 26507

> **Re: Protea Biosciences, Inc.**
> **Current Report on Form 8-K**
> **Filed September 9, 2011**
> **File No. 000-51474**

Dear Mr. Turner:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Bryan J. Pitko for

                    Jeffrey Riedler
                    Assistant Director

cc: David N. Feldman, Esq.
        Richardson & Patel LLP
        750 Third Avenue, 9th Floor
        New York, NY 10017